SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Alarm.com Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

011642105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS ABS CAPITAL PARTNERS V TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,337,646
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,337,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,337,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13G is filed by ABS Capital Partners V Trust (“ABS Trust”), which directly holds 14,337,646 shares. ABS Capital Partners Inc. is the acting trustee (“Trustee” and together with ABS Trust, the “Reporting Persons”) of the ABS Trust and, as such, shares voting and dispositive power over the shares held by ABS Trust. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based on 45,574,172 shares of the Issuer’s Common Stock reported to be outstanding as of October 30, 2015 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS ABS Capital Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,337,646
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,337,646
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,337,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This Schedule 13G is filed by ABS Capital Partners V Trust (“ABS Trust”), which directly holds 14,337,646 shares. ABS Capital Partners Inc. is the acting trustee (“Trustee” and together with ABS Trust, the “Reporting Persons”) of the ABS Trust and, as such, shares voting and dispositive power over the shares held by ABS Trust. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based on 45,574,172 shares of the Issuer’s Common Stock reported to be outstanding as of October 30, 2015 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP NO. 011642105	13 G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”) of Alarm.com Holdings, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Alarm.com Holdings, Inc.

Item 1(b)	Address of Issuer’s principal executive offices:

8281 Greensboro Drive

Tysons, VA 22102

Items 2(a)	Name of Reporting Persons filing:

ABS Capital Partners V Trust (“ABS Trust”)

ABS Capital Partners Inc. (“Trustee”)

Collectively, the ABS Trust and Trustee are referred to as the “Reporting Persons”.

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of the ABS Trust and Trustee is c/o ABS Capital Partners, 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
ABS Trust	Delaware
Trustee	Maryland

Item 2(d)	Title of class of securities:

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP No.:

011642105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
ABS Trust (2)	14,337,646	0	14,337,646	0	14,337,646	14,337,646	31.5%
Trustee (2)	0	0	14,337,646	0	14,337,646	14,337,646	31.5%

CUSIP NO. 011642105	13 G

(1)	This percentage is calculated based on 45,574,172 shares of the Issuer’s Common Stock reported to be outstanding as of October 30, 2015 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.
(2)	The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

ABS CAPITAL PARTNERS V TRUST

BY:	ABS Capital Partners, Inc., its Trustee
BY:	James E. Stevenson, Jr.
ITS:	Director

By:	/s/ James E. Stevenson, Jr.

ABS CAPITAL PARTNERS INC.

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Director

CUSIP NO. 011642105	13 G

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement

CUSIP No. 011642105	13G	Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Stock of Alarm.com Holdings, Inc.

Dated: February 16, 2016

ABS CAPITAL PARTNERS V TRUST

BY:	ABS Capital Partners, Inc., its Trustee
BY:	James E. Stevenson, Jr.
ITS:	Director

By:	/s/ James E. Stevenson, Jr.

ABS CAPITAL PARTNERS INC.

By:	/s/ James E. Stevenson, Jr.
Name:	James E. Stevenson, Jr.
Title:	Director